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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D

                             (AMENDMENT NO. 1)
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                               INNOTECH, INC.
                         (Name of Subject Company)

                           INO ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                45766M 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           INO Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933

       (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Bidders)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on February 18, 1997 (the "Schedule 14D-1"), by INO Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Innotech, Inc., a Delwaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, consitute the "Offer") at a purchase price of $13.75 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following language thereto:

          On February 28, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented as follows:

     (a)(9)    Text of Press Release dated February 28, 1997, issued by
               Parent.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 1997


                                         INO ACQUISITION CORP.


                                         By: /s/ James R. Utaski
                                             ----------------------
                                             Name:  James R. Utaski
                                             Title: President


                                         JOHNSON & JOHNSON


                                         By: /s/ James R. Utaski
                                             ----------------------
                                             Name:  James R. Utaski
                                             Title: Vice President,
                                                    Business Development


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                               EXHIBIT INDEX

Exhibit
Number                          Exhibit Name                     Page No.
-------                         ------------                     --------

*(a)(1)     Offer to Purchase.
*(a)(2)     Letter of Transmittal.
*(a)(3)     Notice Of Guaranteed Delivery.
*(a)(4)     Letter to Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.
*(a)(5)     Letter to Clients for use by Brokers,
            Dealer, Banks Trust Companies and Other
            Nominees.
*(a)(6)     Guidelines for Certification of Taxpayer
            Idenitfication Number on Substitute Form
            W-9.
*(a)(7)     Form of Summary Advertisement dated
            February 18, 1997.
*(a)(8)     Text of Press Release dated February 11,
            1997, issued by the Company and Parent.
 (a)(9)     Text of Press Release dated February 28, 1997,
            issued by Parent.
(b)         None.
*(c)(1)     Agreement and Plan of Merger dated as of
            February 10, 1997, among the Purchaser,
            Parent and Company.
*(c)(2)     Stockholder Agreement dated as of
            February 10, 1997, among Parent, the
            Purchaser, Chase Venture Capital Associates,
            L.P., CIBC Wood Gundy Ventures, Inc., and
            Ronald D. Blum, O.D.
(d)         None.
(e)         Not applicable.
(f)         None.


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*Previously filed.